Exhibit 99.1

Vermilion Energy Inc. Announces Senior Leadership Changes

CALGARY, AB, Sept. 8, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) announces today the appointment of Dion Hatcher as President effective January 1, 2022. He will replace Curtis Hicks, Vermilion's current President, who will step down and continue as an advisor to the Company until April 1, 2022. Lorenzo Donadeo will continue in his current role as Executive Chairman.

Vermilion would like to thank Mr. Hicks for his significant contributions to the Company. He first joined Vermilion in 2003 as Executive Vice-President and Chief Financial Officer and retired in 2018. He returned from retirement in 2020 to assist in repositioning Vermilion during the recent downturn and associated management changes. His strong leadership and mentoring skills have been instrumental to Vermilion successfully navigating the downturn as well as assisting in the transition to an effective, deliberate and thoughtful internal succession plan.

"On behalf of the Board, I would like to congratulate Dion on his promotion to President. Dion has an impressive track record of value creation and has strong leadership skills that focus on collaboration throughout the organization that engages and mobilizes his teams to deliver results through strong operational performance. Dion has demonstrated that he has the business acumen and the vision to lead Vermilion. He is fully aligned with Vermilion's conservative business principles, its focus on long term value creation, and its values and corporate culture," said Lorenzo Donadeo, Vermilion's Executive Chairman.

Mr. Hatcher has over 25 years of industry experience and has spent the last 15 years in a variety of leadership roles at Vermilion. He has held increasingly senior roles during his tenure at Vermilion and most recently held the position of Vice President, North America over the past year and as Vice President of the Canadian Business Unit for five years prior to that. In his most recent role, he was responsible for the profitability and operations of North America representing 67% of Vermilion's total production. His experience spans corporate strategy, oil and gas operations, mergers, acquisitions and divestures, health, safety and the environment and sustainability. Mr. Hatcher has a Bachelor of Mechanical Engineering from Memorial University of Newfoundland.

Mr. Hatcher has been an integral part of the Company's Executive Committee which is used by the organization to effectively execute the CEO function and review and approve key organizational, financial, operational and strategic decisions for the Company. This leadership structure has proven to be an effective leadership development and mentorship tool and is a highly collaborative decision-making model that draws upon the collective knowledge, experience, business acumen and skills of the senior management team. Mr. Hatcher's promotion to President reflects Vermilion's planned succession program and the Company's commitment to promote from within to develop internal succession candidates and maintain continuity in our business.

"I'm excited to be taking on the President role at Vermilion. I believe that with the strength of our diversified asset base, which drives considerable free cashflow, combined with our high performing and talented staff, Vermilion is well positioned to create significant value for shareholders over the next several years. I look forward to working with the Vermilion team to deliver on our near-term commitment to reduce debt and, at the appropriate time, return to a dividend paying corporation, with the goal to providing strong shareholder returns", said Dion Hatcher.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. In addition, Vermilion emphasizes strategic community investment in each of our operating areas. We have been recognized as a strong performer amongst Canadian publicly listed companies in governance practices, a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada and Germany.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:00e 08-SEP-21